QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

      ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
		Y	M	D
Canplats Resources Corporation	October 31, 2003	2003	12	22
ISSUER ADDRESS
#1180 - 999 West Hastings Street
CITY PROVINCE POSTAL CODE	ISSUER FAX NO.	ISSUER TEL.NO.
Vancouver B.C. V6C 2W2	(604)689-3847	(604)689-3846
CONTACT PERSON	CONTACT'S POSITION	CONTACT TEL. NO.
Linda J. Sue	Corporate Secretary	(604) 484-8203
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
lsue@silverstandard.com	www.canplats.com

CERTIFICATE
The schedule required to complete this Quarterly Report is attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"Robert A. Quartermain"	Robert A. Quartermain	2003	12	22
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"R.E. Gordon Davis"	R.E. Gordon Davis	2003	12	22

Canplats Resources Corporation
(An Exploration Stage Company)

BALANCE SHEETS
(unaudited)

	October 31, 2003 $	July 31, 2003 $

ASSETS
Current
Cash and cash equivalents	344,574	398,115
Restricted cash (note 4)	--	27,684
Receivables	5,133	11,799
Due from related parties (note 6)	3,134	5,954
Prepaid expense	5,917	6,223

Total current assets	358,758	449,775
Mineral properties	1,565,430	1,474,700

Total Assets	1,924,188	1,924,475

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	22,705	79,903
Due to related parties (note 6)	22,647	31,042

Total liabilities	45,352	110,945

Shareholders' equity
Share capital issued (note 5)
17,649,803 common shares
(July 31, 2003 - 16,997,303)	8,832,124	8,722,470
Value assigned to options	41,900	34,300
Deficit	(6,995,188)	(6,943,240)

Total shareholders' equity	1,878,836	1,813,530

	1,924,188	1,924,475

Subsequent event (note 7)

On behalf of the Board:

"R.E.Gordon Davis"	"James Tutton"
______________________	______________________
R.E. Gordon Davis, Director	James W. Tutton, Director

The accompanying notes are an integral part of the financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)

STATEMENTS OF LOSS AND DEFICIT

For the three months ended October 31
(unaudited)

	2003 $	2002 $

Expenses
Bank charges	273	140
Consulting	--	3,083
Insurance	--	604
Investor relations	22,777	408
Legal, accounting and audit	1,500	1,000
Listing and filing fees	627	200
Management administration fee	4,500	4,500
Office	76	102
Other fees and taxes	834	--
Rent	3,000	3,000
Salaries	7,615	4,994
Shareholder relations	3,668	1,454
Telephone	2	4
Travel and accommodation	--	85
Transfer agents	1,290	2,559
Value assigned to consultants' options	7,600	--

	(53,762)	(22,133)

Other income
Interest income	1,814	271

Loss for the period	(51,948)	(21,862)

Deficit, beginning of the period	(6,943,240)	(6,648,816)

Deficit, end of the period	(6,995,188)	(6,670,678)

Weighted average number of issued shares	17,025,156	11,017,058

Basic loss per share	(0.00)	(0.01)

The accompanying notes are an integral part of the financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

For the three months ended October 31
(unaudited)

	2003 $	2002 $

OPERATING ACTIVITIES
Loss for the period	(51,948)	(21,862)
Items not affecting cash:
Valuation of options issued to consultants	7,600	--

	(44,348)	(21,862)
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses	6,972	970
Due from related parties	2,820	--
Accounts payable and accrued liabilities	(57,198)	(17,926)
Due to related parties	(8,395)	5,609

Cash used in operating activities	(100,149)	(33,209)

INVESTING ACTIVITIES
Mineral property costs	(90,730)	(33,862)

Cash used in investing activities	(90,730)	(33,862)

FINANCING ACTIVITIES
Shares issued for cash	109,654	--

Cash provided by financing activities	109,654	--

Increase (decrease) in cash	(81,225)	(67,071)
Cash, beginning of the period	425,799	142,853

Cash, end of the period	344,574	75,782

Supplemental cash flow information:

Non-cash financing activities
Shares issued for mineral property	--	8,250

Non-cash investing activities
Shares issued for mineral property	--	(8,250)

The accompanying notes are an integral part of the financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)

Mineral Properties
for the three months ending October 31, 2003
(unaudited)

	Grand Bay (Canada) $	Geikie (Canada) $	Posh (Canada) $	Johnspine (Canada) $	Stucco (Canada) $	Rodeo (Mexico) $	Yerbabuena (Mexico) $	Santa Lucia (Mexico) $	Total $

Balance, beginning of year	192,866	491,007	183,204	561,947	12,176	33,500	--	--	1,474,700

Acquisition costs for the period	--	--	--	--	--	--	--	9,786	9,786

Assaying	--	524	--	--	--	6,109	15,349	--	21,982
Consulting and contract services	--	4,500	--	--	--	--	--	--	4,500
Drafting salaries and consulting	--	--	--	--	--	192	1,057	961	2,210
Finders fee	--	--	--	--	--	--	20,390	23,303	43,693
Geology salaries and consulting	--	128	--	--	--	1,000	449	--	1,577
Living costs	--	4,930	--	--	--	--	--	--	4,930
Office expenses	--	119	--	--	--	--	--	13	132
Storage	--	1,800	--	--	--	--	--	--	1,800
Supplies	--	120	--	--	--	--	--	--	120

Exploration costs for the period	--	12,121	--	--	--	7,301	37,245	24,277	80,944

Balance, end of period	192,866	503,128	183,204	561,947	12,176	40,801	37,245	34,063	1,565,430

The accompanying notes are an integral part of the financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
(unaudited)
For the three months ended October 31, 2003

1.	Nature of operations

The company is in the process of acquiring and exploring precious metal and platinum group mineral properties. The company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and the company is considered to be in the exploration stage.

The company will have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to complete the development, and upon future profitable production.

2.	Significant accounting policies

These unaudited interim financial statements follow the same accounting policies as the most recent annual financial statements of the company. They do not contain all the information required for annual financial statements and should be read in conjunction with the annual financial statements of the company.

3.	Segmented information

The company operates in one industry segment which is the acquisition and exploration of mineral properties. Segment assets by geographic location are as follows:

			October 31, 2003

	Canada	Mexico	Total

Mineral properties	$1,453,321	$112,109	$1,565,430

			July 31, 2003

	Canada	Mexico	Total

Mineral properties	$1,441,200	$33,500	$1,474,700

4.	Restricted cash

Since October 2001, the company has raised a total of $582,000 in proceeds from the private placement of 3,045,000 flow-through shares. These proceeds can only be used on exploration of Canadian mineral properties and the tax benefits flow-through to the subscribers. As of October 31, 2003, all proceeds raised had been spent.

5.	Share capital

(a)	Shares
During the three months ending October 31, 2003, the company issued 452,500 shares for proceeds of $90,500 pursuant to the exercise of common share purchase warrants. Also during the three months ending October 31, 2003, the company issued 200,000 shares for proceeds of $20,000 pursuant to the exercise of agent’s options. At October 31, 2003, the company has 34,500 shares subject to escrow agreements.

(b)	Warrants
At October 31, 2003, 4,747,500 share purchase warrants were outstanding at an exercise price of $0.20. All warrants expire on June 3, 2004. In addition, at October 31, 2003, 550,000 in agent’s options were outstanding. Each agent’s option is exercisable until June 3, 2005 into one unit, with each unit comprised of one common share and one warrant entitling the holder to acquire one common share for $0.20 until June 3, 2004.

(c)	Stock options
During the three months ending October 31, 2003, 100,000 stock options were granted to consultants of the company. The fair value attributed to the 100,000 in stock options granted to consultants during the quarter was $7,600 and this amount has been expensed in the quarter. Assumptions used in the pricing model used in arriving at this fair value are an average risk-free rate of 3.2%, expected life of 2 years, expected volatility of 142% and no expected dividends. At October 31, 2003 the number of options outstanding were 1,040,000. Of these, 940,000 were priced at $0.50 and expire on April 4, 2004. Subsequent to the quarter end, the option price was reduced to $0.35 and the term extended to April 4, 2006. The 100,000 remaining options are priced at $0.11 and expire on September 4, 2006.

6.	Related parties

(a)	For the three months ending October 31, 2003, the company had the following transactions with related parties:

(i)

Paid or accrued $12,004 (2002 — $17,423) in geological support, management and administration expenses from Silver Standard Resources Inc., a company of which two directors are also directors of the company.

(ii)

The company has entered into mineral property option agreements and share an exploration office with East West Resources Corporation, a company that has one director who is also a director of the Company. The company recorded a receivable of $Nil (2002 – $Nil) from East West relating to a mineral property option agreement and during the three months ended October 31, 2003 paid or accrued $ 2,820 (2002 — $Nil) relating to the exploration office.

(b)	Included in “Due to related parties” at October 31, 2003 is a $22,647 (2002 — $36,148) payable to Silver Standard Resources Inc.

(c)	Included in “Due from related parties” at October 31, 2003 is a $ 3,134 (2002 – $10,988) receivable from East West Resources Corporation.

(d)

The company has granted to Silver Standard Resources Inc. a right of first offer on all properties referred to the company by Silver Standard. Under the terms of the right of first offer, if the company intends to dispose of an interest in any referred property, the company must give Silver Standard the first opportunity to acquire the interest. The company’s Rodeo, Yerbabuena and Santa Lucia properties are subject to the right of first offer.

7.	Subsequent event

Subsequent to the quarter-end, the company announced a private placement of 5,400,000 units at a price of $0.25 per unit for gross proceeds of $1,350,000. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant will entitle the holder to purchase one additional common share for a period of two years at a price of $0.40, provided that, if the shares of the company trade at or above $0.60 on the TSX Venture Exchange for a period of 20 consecutive days, the warrant holders will be required to exercise their warrants. Up to December 17, 2003, $1,250,000 in funds have been received relating to the proposed private placement.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

      ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
		Y	M	D
Canplats Resources Corporation	October 31, 2003	2003	12	22
ISSUER ADDRESS
#1180 - 999 West Hastings Street
CITY PROVINCE POSTAL CODE	ISSUER FAX NO.	ISSUER TEL.NO.
Vancouver B.C. V6C 2W2	(604)689-3847	(604)689-3846
CONTACT PERSON	CONTACT'S POSITION	CONTACT TEL. NO.
Linda J. Sue	Corporate Secretary	(604) 484-8203
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
lsue@silverstandard.com	www.canplats.com

CERTIFICATE
The schedule required to complete this Quarterly Report is attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"Robert A. Quartermain"	Robert A. Quartermain	2003	12	22
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"R.E. Gordon Davis"	R.E. Gordon Davis	2003	12	22

CANPLATS RESOURCES CORPORATION
QUARTERLY REPORT
SCHEDULE “B” – SUPPLEMENTARY INFORMATION
For the Three Months Ended October 31, 2003

1.     Analysis of expenses and deferred costs:

      (a)        Mineral property costs: See Schedule “A” – Financial Statements

      (b)        Investor relations:
                 for the three months ended October 31, 2003 (unaudited)

2003 $
Advertising	106
Consulting services (1)	20,500
Head office salaries	--
Special payments	1,796
Web site maintenance	375

22,777

(1)

In June 2003, the company retained G2 Consultants Corporation of Vancouver, B.C., to provide financial public relations services. Under the terms of the agreement, the company agreed to retain G2 Consultants for a one year period effective June 15, 2003 and expiring June 15, 2004, subject to a 30-day termination notice. During the quarter, a total of $20,500 was paid to G2 Consultants.

2.     Related Party Transactions: See Schedule “A” – Financial Statements.

3.     (a)     Securities Issued During the Three Months Ended October 31, 2003:

Date of Issue	Type of Security	Type of Issue	Number of Securities	Price per Security	Total Proceeds $	Type of Consideration	Commission
Oct. 30, 2003, 2003	Agents Options	Common Shares	100,000	$0.10	10,000	N/A	N/A
Oct. 31, 2003, 2003	Agents Options	Common Shares	100,000	$0.10	10,000	N/A	N/A
Oct. 31, 2003, 2003	Warrant Exercise	Common Shares	452,500	$0.20	90,500	N/A	N/A

    (b)     Options Granted During the Three Months Ended October 31, 2003:

Number	Exercise Price	Expiry Date
100,000	$0.11	September 4, 2006

4.     Summary of Securities as at October 31, 2003:

(a)	Authorized Capital	100,000,000 no par value common shares

(b)	Issued and Outstanding Amount	17,649,803 common shares $ 8,832,124

    (c)

Options Outstanding
Number	Exercise Price	Expiry Date
940,000	$0.50	April 4, 2004
100,000	$0.11	September 4, 2006

Share Purchase Warrants Outstanding
Number	Exercise Price	Expiry Date
4,747,500	$0.20	June 3, 2004

(1)

In addition, at October 31, 2003, 550,000 in agent’s options were outstanding. Each agent’s option is exercisable until June 3, 2005 into one unit with each unit comprised of one of our common shares and one warrant entitling the holder to acquire one of our common shares for $0.20 until June 3, 2004.

(d)     Total number of securities in escrow:     34,500 common shares

         Total number of securities subject to a pooling agreement:    Nil

5.	List of Directors and Officers as at December 22, 2003:

Directors:

R.E. Gordon Davis Robert A. Quartermain James W. Tutton

Officers:

	R.E. Gordon Davis Ross A. Mitchell Kenneth McNaughton Linda J. Sue	President, CEO & Chairman Vice President, Finance Vice President, Exploration Corporate Secretary

CANPLATS RESOURCES CORPORATION
SCHEDULE “C” — MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months ended October 31, 2003

To the Shareholders

In the first quarter ending October 31, 2003 the company refocused its activity on gold property opportunities in Mexico. There are now three excellent gold prospects to be explored which all present drillable targets on epithermal systems.

In August, Canplats acquired a lease on the Yerbabuena property in the state of Durango with an option to purchase on favourable terms. Extensive epithermal systems are evident from surface geological mapping and rock chip sampling carried out later in the quarter. Work to date has outlined several vein systems which will be further explored by trenching and drilling early in 2004.

Both the Rodeo property, acquired earlier in the year, and Yerbabuena are in a north-northwest trending belt of prolific precious metal mines in central Mexico that include the Fresnillo and San Francisco del Oro mines. The targets on Yerbabuena represent the upper levels of potentially large epithermal systems with prospects for both near-surface bulk tonnage deposits and bonanza-grade gold veins and mantos at depth.

In October, the Company acquired the Santa Lucia property located in the state of Baja California Norte, just south of the United States border, one hundred kilometers east of Tijuana. Santa Lucia is prospective for bulk mineable epithermal gold mineralization. The geological setting is very similar to the Mesquite mine 70 kilometres to the northeast in California that has been mined by Newmont Mining Corporation since 1986 with approximately three million ounces produced to date and over one million ounces in resources remaining. Widespread near-surface gold mineralization at Santa Lucia has been identified by previous owners without the benefit of the more recent interpretation derived from the Mesquite mine as an exploration model. Detailed mapping will be carried out to identify drill targets.

The Rodeo, Yerbabuena and Santa Lucia properties are currently being mapped and sampled in detail to guide and prioritize drill targets for early 2004. A financing of $1,350,000, in the process of closing, will provide ample funds to complete surface exploration and conduct drill programs early in the new year. We look forward to active programs with encouraging results.

Management Discussion and Analysis

Results of Operations

During the quarter ending October 31, 2003, the company incurred $53,762 in expenses compared to $22,133 in the comparable quarter of 2002. Although the company became more active in the quarter with the entering into of a lease with option to purchase on the Yerbabuena gold prospect and the acquisition of the Santa Lucia gold prospect, both in Mexico, there are two main reasons for the increase in costs. A total of $20,500 (2002 — $Nil) was paid to an arm’s length firm to provide financial public relations services to the company and $7,600 (2002 — $Nil) was expensed as the value assigned to stock options awarded to consultants.

After interest income of $1,814 (2002 — $271) the loss for the first quarter was $51,948 ($0.00 per share) compared to a loss of $21,862 ($0.01 per share) in the first quarter of the prior year.

Liquidity and Capital Resources

During the quarter, a net total of $109,654 was received from the issuance of 652,500 common shares. A total of $90,730 was spent during the quarter on four properties that were active. The majority of the expenditures related to acquisition and finders fees relating to Yerbabuena and Santa Lucia properties.

At October 31, 2003, the company had $313,406 in working capital compared to $338,830 in working capital at the beginning of the current fiscal year. The ability of the company to continue as a going-concern depends on its ability to raise additional financing. While it has been successful in the past, there can be no assurance that it will be able to do so in the future.

Investor Relations

During the quarter, a total of $20,500 was paid to G2 Consultants Corporation of Vancouver, B.C. to provide financial public relations services. Under the terms of the agreement, the company agreed to retain G2 Consultants for a one year period effective June 15, 2003 and expiring June 15, 2004, subject to a 30-day termination notice. The company will pay G2 Consultants up to $8,500 per month plus approved expenses solely in cash, for financial public relations services, communications materials and travel. The company is at arm’s length with G2 Consultants. During and subsequent to the end of the quarter, G2 Consultants provided investor relations services including arranging meetings with interested investment banking groups.

Subsequent Event

Subsequent to the quarter-end, the company announced a private placement of 5,400,000 units at a price of $0.25 per unit for gross proceeds of $1,350,000. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant will entitle the holder to purchase one additional common share for a period of two years at a price of $0.40, provided that, if the shares of the company trade at or above $0.60 on the TSX Venture Exchange for a period of 20 consecutive days, the warrant holders will be required to exercise their warrants. Up to December 17, 2003, $1,250,000 in funds have been received relating to the nearly completed private placement.